Exhibit 12
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

Six Months Ended
June 30, 2018
(Millions)
Earnings:
Income (loss) before income taxes	$833
Less: Equity earnings	(174)
Income (loss) before income taxes and equity earnings	659
Add:
Fixed charges:
Interest incurred	442
Rental expense representative of interest factor	7
Total fixed charges	449
Distributed income of equity-method investees	316
Less:
Interest capitalized	(22)
Total earnings as adjusted	$1,402
Fixed charges	$449
Ratio of earnings to fixed charges	3.12